UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80880W106

(CUSIP Number)

Mohsin Y.Meghji

Chief Restructuring Officer

Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, CA 92121

(858) 203-4100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSON Sorrento Therapeutics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,917,210 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,917,210 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,210 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Comprised of 1,917,210 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”), that are being held in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of the Reporting Person who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared dividend of shares of Common Stock by the Reporting Person.

(2)	Percent of class of Common Stock beneficially owned is calculated based on 149,055,371 shares of Common Stock outstanding as of August 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2023.

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Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed by Sorrento Therapeutics, Inc. (the “Reporting Person”) with the United States Securities and Exchange Commission (“SEC”) on August 14, 2023 (as amended to date, the “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Scilex Holding Company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on February 13, 2023, the Reporting Person and its wholly-owned direct subsidiary, Scintilla Pharmaceuticals, Inc. (together with the Reporting Person, the “Debtors”), commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings are jointly administered under the caption In re Sorrento Therapeutics, Inc., et al., Case Number 23-90085 (DRJ) (the “Chapter 11 Cases”).

As previously disclosed, on July 5, 2023, the Debtors executed, and the Bankruptcy Court entered an interim order (the “Interim DIP Order”) approving, that certain Debtor-in-Possession Term Loan Facility Summary of Terms and Conditions with the Issuer, pursuant to which the Issuer provided the Debtors with a non-amortizing super-priority junior secured term loan facility (the “Junior DIP Facility”) in an aggregate principal amount not to exceed the sum of (i) $20,000,000 (the “Base Amount”), plus (ii) the amount of the commitment fee and the funding fee, each equal to 1% of the Base Amount, plus (iii) the amount of the DIP Lender Holdback (as defined in the Interim DIP Order). The Bankruptcy Court entered a final order approving the Junior DIP Facility on July 27, 2023.

As previously disclosed, Oramed Pharmaceuticals Inc. (“Oramed”) agreed and, after a hearing before the Bankruptcy Court on August 7, 2023, the Bankruptcy Court approved, pursuant to definitive financing documentation entered into on August 9, 2023, to provide a non-amortizing super-priority senior secured debtor-in-possession term loan facility (the “Senior DIP Facility”) in an aggregate principal amount of $100,000,000, which amount was subsequently drawn in full by the Debtors.

As previously disclosed, pursuant to a Stock Purchase Agreement, dated August 7, 2023 (as amended by that certain First Amendment to Stock Purchase Agreement, dated August 9, 2023, and that certain Second Amendment to Stock Purchase Agreement, dated August 21, 2023, the “Oramed SPA”), Oramed agreed to buy, and the Reporting Person agreed to sell for a purchase price of $105 million (which purchase price consisted of a credit bid on a dollar-for-dollar basis in respect of the full amount of outstanding obligations under the Senior DIP Facility as of the closing date of the sale, with the remaining balance to be paid in cash to the Reporting Person), following the conclusion of the auction that commenced on August 14, 2023 (the “Auction”), the following: (A) all of the shares of the Common Stock held by the Reporting Person (other than any shares of Common Stock held in abeyance by the Reporting Person on behalf of certain warrantholders of the Reporting Person); (B) all of the issued and outstanding shares of Series A preferred stock of the Issuer (the “Scilex Preferred Shares”) held by the Reporting Person, less one Scilex Preferred Share that was to be retained by the Reporting Person; and (C) certain warrants for the purchase of shares of Common Stock (the “Scilex Warrants”) held by the Reporting Person. The sale contemplated under the Oramed SPA did not close and has been terminated pursuant to the Termination Agreement (as defined below) as described further herein.

On September 11, 2023, the Issuer, Oramed and the Reporting Person executed non-binding term sheets relating to, among other things, (i) the Securities Transfer (as defined below) (the “Securities Transfer Term Sheet”) (which the official committee of unsecured creditors and the official committee of equity security holders in the Chapter 11 Cases each signed as “Consenting Parties” thereto) and (ii) the senior secured note to be issued by the Issuer to Oramed (such term sheets, collectively, the “Scilex Term Sheets”) providing for, among other things (as set forth below), the Securities Transfer, the assumption by the Issuer of the Debtors’ obligations under the Senior DIP Facility (the “Senior DIP Assumption”) and the termination of the Oramed SPA, in each case, subject to entry into definitive documentation relating thereto. After a hearing before the Bankruptcy Court on September 12, 2023, the Bankruptcy Court entered a final order (the “Final Sale Order”) approving the Scilex Term Sheets.

The Scilex SPA

On September 21, 2023, as contemplated by the Scilex Term Sheets, the Reporting Person and the Issuer entered into that certain Stock Purchase Agreement (the “Scilex SPA”) and simultaneously consummated the Securities Transfer pursuant thereto (the “Closing”).

Pursuant to the terms of the Scilex SPA, on September 21, 2023, the Issuer acquired (i) all of the shares of Common Stock owned by the Reporting Person (other than 1,917,210 shares of Common Stock held in abeyance by the Reporting Person on behalf of certain warrantholders of the Reporting Person), (ii) all of the Scilex Preferred Shares owned by the Reporting Person and (iii) all of the warrants to the purchase of shares of Common Stock owned by the Reporting Person ((i) through (iii), collectively, the “Transfer Securities” and such acquisition by the Issuer, the “Securities Transfer”) for aggregate consideration consisting of: (i) $110 million, paid as follows: (x) $5 million in cash that was paid on September 14, 2023, (y) the assumption by the Issuer pursuant to the Senior DIP Assumption Agreement (as defined below) of the approximately $100 million of the Debtors’ obligations under the Senior DIP Facility (the “Senior DIP Assumption”) and (z) $5 million in cash that was paid upon the Closing; plus (ii) the assumption by the Issuer at the Closing of certain obligations of the Reporting Person for legal fees and expenses in the amount of approximately $12.25 million; plus (iii) a credit bid of approximately $23 million, representing all amounts owed to the Issuer under the Junior DIP Facility, effective as of the Closing.

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The Scilex SPA contains customary representations and warranties and covenants. The Reporting Person also covenants in the Scilex SPA to provide certain transition services to the Issuer for up to 120 days following the Closing, such services to be substantially similar in all material respects to the services the Reporting Person has historically provided to the Issuer, on the same terms and conditions (including cost) in all material respects (subject to certain terms and limitations set forth in the Scilex SPA).

The Termination Agreement

On September 21, 2023, as contemplated by the Scilex Term Sheets, the Reporting Person and Oramed entered into that certain Mutual Termination and Release Agreement (the “Termination Agreement”), which terminated the Oramed SPA. The Termination Agreement contains a mutual release between Oramed (on the one hand) and the Debtors and the Issuer (on the other hand) in connection with all matters related to the Oramed SPA and the Chapter 11 Cases.

The Senior DIP Assumption Agreement

On September 21, 2023, as contemplated by the Scilex Term Sheets, the Issuer, Oramed and the Debtors entered into that certain Assignment, Assumption and Release Agreement (the “Senior DIP Assumption Agreement”) effectuating the Senior DIP Assumption. The Senior DIP Assumption Agreement contains a mutual release in accordance with, and to the fullest extent set forth in, the Final Sale Order.

The foregoing descriptions of the Scilex SPA, the Termination Agreement and the Senior DIP Assumption Agreement do not purport to be complete and are qualified in their entirety by reference to the Scilex SPA, the Termination Agreement and the Senior DIP Assumption Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

The Stockholder Agreement Termination

As previously disclosed, the Reporting Person and the Issuer were parties to that certain Stockholder Agreement, dated as of September 12, 2022 (the “Stockholder Agreement”), pursuant to which the Reporting Person had certain preferential contractual rights as a holder of Scilex Preferred Shares. The Final Sale Order approved, among other things, the termination of the Stockholder Agreement upon the closing of the transactions described in Item 1.01. Accordingly, the Stockholder Agreement terminated at the Closing as well.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    See responses to Items 11 and 13 on the cover page.

(b)   See responses to Items 7, 8, 9 and 10 on the cover page.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	As of September 21, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes the termination of the Stockholder Agreement and summarizes certain provisions of the Scilex SPA, the Termination Agreement and the Senior DIP Assumption Agreement. Item 4 is incorporated herein by reference. A copy of the Scilex SPA, the Termination Agreement and the Senior DIP Assumption Agreement are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit
Number	Description

13#	Stock Purchase Agreement, dated September 21, 2023, between Scilex Holding Company and Sorrento Therapeutics, Inc.

14	Mutual Termination and Release Agreement, dated September 21, 2023, between Sorrento Therapeutics, Inc. and Oramed Pharmaceuticals, Inc.

15	Assignment, Assumption and Release Agreement, dated September 21, 2023, between Scilex Holding Company, Oramed Pharmaceuticals, Inc., Sorrento Therapeutics, Inc. and Scintilla Pharmaceuticals, Inc.

#	Certain schedules, exhibits and similar attachments to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or other attachment will be furnished supplementally to the SEC upon request.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2023

SORRENTO THERAPEUTICS, INC.

By:	/s/ Mohsin Y.Meghji
Name:	Mohsin Y.Meghji
Title:	Chief Restructuring Officer